SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

IMAGEWARE SYSTEMS, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

45245S108

(CUSIP NUMBER)

Paul E. Rehm

130 Main St. 2nd Floor

New Canaan, CT 06840

(203) 404-1172

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 15, 2020

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☒.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 45245S108	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nantahala Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 11,434,329
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,434,329
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,434,329
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14	TYPE OF REPORTING PERSON* IA, OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 45245S108	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wilmot B. Harkey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 11,434,329
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,434,329
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,434,329
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14	TYPE OF REPORTING PERSON* HC, IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 45245S108	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Daniel Mack
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 11,434,329
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,434,329
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,434,329
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14	TYPE OF REPORTING PERSON* HC, IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D

This Schedule 13D (this “Schedule 13D”) is being filed on behalf of Nantahala Capital Management, LLC, a Massachusetts limited liability company (“Nantahala”), Mr. Wilmot B. Harkey and Mr. Daniel Mack, the principals of Nantahala (collectively, the “Reporting Persons”), relating to Common Stock, $0.01 par value (the “Common Stock”), of ImageWare Systems, Inc, a Delaware corporation (the “Issuer”).

This Schedule 13D relates to Common Stock of the Issuer purchased by Nantahala through the accounts of certain private funds and managed accounts (collectively, the “Nantahala Investors”). Nantahala serves as the investment adviser to the Nantahala Investors and may direct the vote and dispose of the 11,434,329 shares of Common Stock held by the Nantahala Investors. As the principals of Nantahala, Mr. Harkey and Mr. Mack may direct the vote and disposition of the 11,434,329 shares of Common Stock held by the Nantahala Investors.

The Reporting Persons previously filed a Schedule 13G with respect to the Common Stock of the Issuer as most recently amended with the Securities Exchange Commission on February 14, 2020 reporting that the Reporting Persons beneficially owned 9.5% of the issued and outstanding shares of Common Stock of the Issuer.

Item 1.	Security and Issuer

Securities acquired: Common Stock, $0.01 par value (the “Common Stock”).

Issuer:	ImageWare Systems, Inc.

13500 Evening Creek Drive N, Suite 550

San Diego, California 92127

Item 2.	Identity and Background

(a) This Schedule 13D is jointly filed by Nantahala, Mr. Harkey and Mr. Mack. Because Nantahala is the investment adviser to the Nantahala Investors and Mr. Harkey and Mr. Mack are the principals and managing members of Nantahala, the Reporting Persons may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owners of all of the shares of Common Stock held by the Nantahala Investors. The Reporting Persons are filing this Schedule 13D jointly, solely pursuant to Rule 13d-1(k)(2), and expressly disclaim that they form any “group” under Section 13(d)(3) of the Act. In addition, Qianqian Zhong is the Chief Financial Officer and Paul Rehm is the Chief Operating Officer and Chief Compliance Officer (each of Ms. Zhong and Mr. Rehm, an “Other Officer” and collectively, the “Other Officers”) of Nantahala.

(b) The principal place of business for each of the Reporting Persons is 130 Main ST. 2nd Floor, New Canaan, CT 06840.

(c) The principal occupation of Mr. Harkey is serving as a principal of Nantahala. The principal occupation of Mr. Mack is serving as a principal of Nantahala. The principal business of Nantahala is acting as the investment adviser to the Nantahala Investors.

(d) During the last five years, none of the Reporting Persons or Other Officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or Other Officers have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Nantahala is organized under the laws of the State of Massachusetts. Mr. Harkey is a citizen of the United States of America. Mr. Mack is a citizen of the United States of America. Ms. Zhong is a citizen of China. Mr. Rehm is a citizen of the United States of America.

Item 3.	Source and Amount of Funds

As of July 15, 2020, the Nantahala Investors had invested $10,000,000 (inclusive of brokerage commissions) in the Common Stock and Series C Convertible Preferred Stock (the “Series C Preferred Stock”) of the Issuer. The source of these funds was the working capital of the Nantahala Investors. The Series C Preferred Stock and shares of Common Stock are held in a margin accounts with Goldman, Sachs & Co and additional shares of Common Stock are held in a custody account with BNY Mellon.

Item 4.	Purpose of the Transaction

The Reporting Persons purchased the Common Stock and the Series C Preferred Stock for the Nantahala Investors based on the Reporting Persons’ belief that the Common Stock and the Series C Preferred Stock, when purchased, were undervalued and represented attractive investment opportunities.

The Reporting Persons have determined to engage in discussions with the Issuer’s management and the board of directors of the Issuer (the “Board”) and other shareholders and interested parties regarding means to preserve and enhance shareholder value, including a potential recapitalization of the Issuer. Without limiting their options, the Reporting Persons may make proposals to the Issuer, or entertain proposals made by the Issuer or other interested parties, which may include or relate to the recapitalization or reorganization of the Issuer, changes to the governance of the Issuer (potentially including the composition of the Issuer’s Board of Directors or members of the Issuer’s management), or other transactions or events of the types disclosed in subparagraphs (a) – (j) of Item 4 of Schedule 13D. To facilitate the consideration and pursuit of the foregoing, the Reporting Persons may engage in relevant due diligence and other analyses, either directly or through the retention of advisors, including in conjunction with other interested parties.

The Reporting Persons also intend to review their investment in the Issuer on a continuing basis in light of the original investment intent described above. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, increasing or decreasing their or the Nantahala Investors’ interests in the Common Stock or other Issuer securities, or changing their intention with respect to any and all matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer

(a)       The aggregate percentage of Common Stock beneficially owned by the Reporting Persons is based upon 129,035,167 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of June 25, 2020, as reported in the Issuer’s Prospectus filed with the Securities and Exchange Commission (the “SEC”) on July 11, 2020 in addition to shares of Common Stock that would be issued upon the conversion of Nantahala’s Series C Preferred Stock and are thus deemed outstanding for the purposes hereof by Rule 13d-3(d)(1).

Nantahala, as the investment adviser of the Nantahala Investors, may be deemed to beneficially own the 3,934,329 shares of Common Stock held by the Nantahala Investors and the 7,500,000 shares of Common Stock issuable upon the conversion of the Series C Preferred Stock, representing approximately 8.4% of the issued and outstanding shares of Common Stock of the Issuer.

In addition, Mr. Harkey and Mr. Mack, as principals of Nantahala, the investment adviser of the Nantahala Investors, may also be deemed to beneficially own the 11,434,329 shares of Common Stock beneficially owned by the Nantahala Investors, representing approximately 8.4% of the issued and outstanding shares of Common Stock of the Issuer.

(b)       Nantahala, Mr. Harkey and Mr. Mack have the shared power to vote and dispose of the Common Stock reported in this Schedule 13D.

(c)       There have been no transactions in the shares of Common Stock during the past sixty (60) days by the Reporting Persons or the Other Officers.

(d)       The Nantahala Investors hold the shares of Common Stock reported herein. No person other than the Nantahala Investors is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings, or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement by and between Nantahala, Mr. Harkey and Mr. Mack dated July 15, 2020.

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2020

NANTAHALA CAPITAL MANAGEMENT, LLC

By:	/s/ Paul E. Rehm
Paul E. Rehm
Chief Compliance Officer

/s/ Wilmot B. Harkey
Wilmot B. Harkey

/s/ Daniel Mack
Daniel Mack